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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               QUOKKA SPORTS, INC.
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                   749077 10 3
                                 (CUSIP Number)



                                December 31, 2000
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]    Rule 13d-1(b)

               [ ]    Rule 13d-1(c)

               [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 7 pages

--------------------------                                   -------------------
 CUSIP NO. 749077 10 3                13G                      PAGE 2 OF 7 PAGES
--------------------------                                   -------------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON                          ALAN S. RAMADAN
           I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [ ]
           (b) [X]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION         AUSTRALIA

--------------------------------------------------------------------------------
        NUMBER OF

         SHARES           5   SOLE VOTING POWER                    300,000

      BENEFICIALLY        ------------------------------------------------------
                          6   SHARED VOTING POWER                1,900,000
        OWNED BY
                          ------------------------------------------------------
          EACH            7   SOLE DISPOSITIVE POWER               300,000

        REPORTING         ------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER           1,900,000
         PERSON
                          ------------------------------------------------------
          WITH:
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 2,200,000
--------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9             3.5%

--------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON*                                   IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 7 pages

--------------------------                                   -------------------
 CUSIP NO. 749077 10 3                13G                      PAGE 3 OF 7 PAGES
--------------------------                                   -------------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON                  POGMOHANE PARTNERS, L.P.
           I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [ ]
           (b) [X]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
        NUMBER OF

         SHARES           5   SOLE VOTING POWER                          -0-

      BENEFICIALLY        ------------------------------------------------------
                          6   SHARED VOTING POWER                  1,900,000
        OWNED BY
                          ------------------------------------------------------
          EACH            7   SOLE DISPOSITIVE POWER                     -0-

        REPORTING         ------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER             1,900,000
         PERSON
                          ------------------------------------------------------
          WITH:
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   1,900,000

--------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           3.2%

--------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON*                                 PN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 3 of 7 pages

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


ITEM 1.

Name of Issuer: Quokka Sports, Inc.

Address of Issuer's Principal Executive Offices: 525 Brannan Street, Ground Floor, San Francisco, CA 94107

ITEM 2.

Name of Person Filing: Alan S. Ramadan

Address of Principal Business Office or, if none, Residence: c/o Quokka Sports, Inc., 525 Brannan Street, Ground Floor, San Francisco, CA 94107

Citizenship:  Australia

Title of Class of Securities: Common Stock

CUSIP Number: 749077 10 3

Name of Person Filing: Pogmohane Partners, L.P.

Address of Principal Business Office or, if none, Residence: c/o Alan S. Ramadan, 151 Lark Lane, Mill Valley, CA 94941

Citizenship:  Delaware

Title of Class of Securities: Common Stock

CUSIP Number: 749077 10 3


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

[ ]     Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

[ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

[ ]     Insurance company as defined in section 3(a)19) of the Act (15 U.S.C.
        78c);

[ ] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

[ ]     An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[ ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4.    OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



                               Page 4 of 7 pages

Alan S. Ramadan

Amount Beneficially Owned:  2,200,000

Percent of Class: 3.5%

Number of shares as to which such person has:

                  (in)    Sole power to vote or to direct the vote: 300,000

                  (ii)    Shared power to vote or to direct the vote: 1,900,000

                  (iii)   Sole power to dispose or to direct the disposition of:
                          300,000

                  (iv) Shared power to dispose or to direct the disposition of: 1,900,000

Pogmohane Partners, L.P.

Amount Beneficially Owned:  1,900,000

Percent of Class: 3.2%

Number of shares as to which such person has:

                  (i)     Sole power to vote or to direct the vote: -0-

                  (ii)    Shared power to vote or to direct the vote: 1,900,000

                  (iii)   Sole power to dispose or to direct the disposition of:
                          -0-

                  (iv) Shared power to dispose or to direct the disposition of: 1,900,000

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).
Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to Section
240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.    NOTICE OF DISSOLUTION OF A GROUP

        Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.   CERTIFICATION

The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):



                               Page 5 of 7 pages

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ALAN S. RAMADAN

                                                   February 12, 2001
                                        ----------------------------------------
                                                          Date

                                                   /s/ Alan S. Ramadan
                                        ----------------------------------------
                                                        Signature



                                                POGMOHANE PARTNERS, L.P.

                                                   February 12, 2001
                                        ----------------------------------------
                                                          Date

                                                   /s/ Alan S. Ramadan
                                        ----------------------------------------
                                                        Signature

                                                     General Partner
                                        ----------------------------------------
                                                       Name/Title








        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                               Page 6 of 7 pages

                                    EXHIBIT A

                             JOINT FILING STATEMENT

        Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date:  February 12, 2001


                                        ALAN S. RAMADAN


                                                   /s/ Alan S. Ramadan
                                        ----------------------------------------

                                        POGMOHANE PARTNERS, L.P.


                                        By:        /s/ Alan S. Ramadan
                                            ------------------------------------

                                        Title:        General Partner
                                               ---------------------------------



                               Page 7 of 7 pages